Exhibit 99.6

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Angola: Second oil discovery on deep offshore Block 17/06
Paris, April 1, 2010 - Total announces that its subsidiary, TEPA (Block 17/06) Limited, and Sociedade Nacional de Combustíveis de Angola (Sonangol E.P.), have discovered hydrocarbons in the north-eastern area of the deep offshore block 17/06.
The Begonia-1 well is the second successful exploration well on Block 17/06, after the Gardenia-1 well. Drilled in a water depth of 453 meters, the well discovered hydrocarbons in reservoir of Miocene age and produced more than 6,000 barrels per day of high quality oil (36° API) during a production test.
Sociedade Nacional de Combustíveis de Angola (Sonangol) is the concessionaire of the Block 17/06. TEPA (Block 17/06) Limited is the operator of the Block 17/06 with a 30% stake. Total’s partners in the block are Sonangol Pesquisa e Produção S.A. (30%), Sonangol Sinopec International (SSI) Seventeen Limited (27.5%), ACREP Bloco 17 S.A. (5%), Falcon Oil Holding Angola S.A. (5%) and PARTEX Oil and Gas (Holdings) Corporation (2.5%).
Total Exploration & Production in Angola
Total is present in Angola since 1953. In Angola, Total operated 491,000 barrels oil equivalent per day (boe/d) in 2009, and its SEC* equity production amounted approximately 191,000 boe/d. This production comes essentially from Blocks 17,0 and 14.
Deep offshore Block 17, operated by Total with a 40% interest, is Total’s principal asset in Angola. It is composed of four major zones: Girassol-Rosa and Dalia, which are currently producing; Pazflor, a project under development for a production start in 2011; and CLOV (based on the Cravo, Lirio, Orquidea and Violeta discoveries), a project for which the final investment decision should be taken soon.
Total is also the operator with a 30% stake in the ultra deep offshore Block 32, on which 12 discoveries were made, confirming the oil potential of the block.
Pre-development studies for a first production zone in the central south eastern portion of the block are underway.
In addition, the Angola LNG project for the construction of a liquefaction plant near Soyo is designed to bring the country’s natural gas reserves to market. This project, on which Total holds a 13.6% stake, will be supplied by the associated gas from the fields on Blocks 0, 14, 15, 17 and 18. The project is underway with production expected to begin in 2012.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
In Angola, as in all countries where Total operates, the Group is committed to developing the Angolan oil industry while recruiting and providing professional training to local workers. Through its ambitious “Angolanisation” and technology transfer plans, Total has strengthened the local economy and made of Hygiene, Safety and Environment awareness a top priority. Total E&P Angola has developed a transparent and solid corporate social responsibility policy around three main axes: health, education (opening of four high schools in the provinces in 2009) and economic community development.
* SEC: Securities and Exchange Commission of the United States
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com